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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB Number:	3235-0058
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FORM 12b-25	SEC FILE NUMBER

CUSIP NUMBER
NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K [_] Form 20-F [_] Form 11-K [_] Form 10-Q [_] Form 10-D [_] Form N-SAR [_] Form N-CSR

For Period Ended: December 31, 2012
[_] Transition Report on Form 10-K
[_] Transition Report on Form 20-F
[_] Transition Report on Form 11-K
[_] Transition Report on Form 10-Q
[_] Transition Report on Form N-SAR

For the Transition Period Ended: ____________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Greektown Superholdings, Inc.
Full Name of Registrant

Former Name if Applicable

555 East Lafayette
Address of Principal Executive Office (Street and Number)

Detroit, MI 48226
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D,or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Greektown Superholdings, Inc. (the "Company") has determined that it is unable to file its Annual Report on Form 10-K for the year ended December 31, 2012 within the prescribed time period without unreasonable effort or expense for the following reasons.

The Company is required to comply with a Michigan Gaming Control Board ("MGCB") fixed charge coverage ratio measured on a trailing four quarter basis for so long as any indebtedness is outstanding under our revolving loan facility and senior secured notes. Although we were in compliance with this covenant as of December 31, 2012, the Company does not anticipate being able to maintain the required minimum ratio of EBITDA to fixed charges for the twelve month period ending March 31, 2013, based upon current estimates. At the March 12, 2013 meeting of the MGCB, the MGCB tabled the Company's request for approval of a temporary suspension of the covenant. The Company formally requested that the covenant matter be heard at the April 9, 2013 meeting of the MGCB. The Company was advised that the covenant matter will be on the agenda for the April 9, 2013 meeting of the MGCB, which is subsequent to the prescribed time period for filing the Annual Report.

In addition, the Company anticipates the MGCB will rule on Athens Acquisition, LLC's application for an MGCB license to acquire controlling interest in the Company at the April 9, 2013 meeting of the MGCB.

The Company intends to file the Annual Report no later than the fifteenth calendar day following the prescribed filing date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Michael Puggi	313	223-2999
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☒ NO [_]

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes [_] NO ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Greektown Superholdings, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	April 1, 2013	By:	/s/ Michael Puggi, Chief Executive Officer